Exhibit (a)(13)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

GARY K. SCHULTZ, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
)
R. BLAKE YOUNG, NORA MEAD	)
BROWNELL, ALEC G. DREYER,	)
RUDOLF J. HOEFLING, A. LAURENCE	)
JONES, DAVID R. KUZMA, JOHN	)
MCCARTER, JAMES J. MOORE, JOSEPH	)
M. O’DONNELL, JOHN S. REGO,	)
COMVERGE, INC., PEAK HOLDING	)
CORP., PEAK MERGER CORP., and H.I.G.	)
CAPITAL, LLC,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public shareholders of Comverge, Inc. (“Comverge” or the “Company”) against Comverge’s Board of Directors (the “Board” or the “Individual Defendants”) for its breaches of fiduciary duties arising out of its attempt to sell the Company to H.I.G. Capital, LLC (“H.I.G.”), by means of an unfair process and for an unfair price.

2. On March 26 2012, Comverge and H.I.G. announced a definitive agreement under which H.I.G., through its affiliates Peak Holding Corp. (“Peak”) and Peak Merger Corp. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Comverge for $1.75 per share in cash (the “Proposed Transaction”). The Proposed Transaction has an equity value of approximately $49 million. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, the consideration shareholders are to receive is inadequate and undervalues the Company.

3. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated March 26, 2012 (the “Merger Agreement”), defendants agreed to: (i) a limited “go-shop period” that lasts until April 26, 2012, followed by a strict “no-solicitation” provision that prevents the Company from soliciting other potential acquirers once the go-shop period ends; (ii) a provision that provides H.I.G. with three (3) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay H.I.G. a termination fee as high as $1,930,310 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Comverge.

4. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Comverge, H.I.G., Peak, and Merger Sub have aided and abetted such breaches by Comverge’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

5. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Comverge.

6. Comverge is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092. Comverge is a leading provider of intelligent energy management, or IEM, solutions that help utilities, commercial, industrial and residential consumers to use energy in a more effective and efficient manner.

7. Defendant R. Blake Young (“Young”) has been the President and Chief Executive Officer (“CEO”) of the Company since 2010, and a director of the Company since 2006.

8. Defendant Nora Mead Brownell (“Brownell”) has been a director of the Company since 2006.

9. Defendant Alec G. Dreyer (“Dreyer”) has been a director of the Company since 2008.

10. Defendant Rudolf J. Hoefling (“Hoefling”) has been a director of the Company since February 2012.

11. Defendant A. Laurence Jones (“Jones”) has been a director of the Company since 2009.

12. Defendant David R. Kuzma (“Kuzma”) has been a director of the Company since February 2012.

13. Defendant John McCarter (“McCarter”) has been a director of the Company since 2010.

14. Defendant James J. Moore (“Moore”) has been a director of the Company since February 2012.

15. Defendant Joseph M. O’Donnell (“O’Donnell”) has been a director of the Company since 2009.

16. Defendant John S. Rego (“Rego”) has been a director of the Company since 2010.

17. Defendants referenced in ¶¶ 7 through 16 are collectively referred to as the Individual Defendants and/or the Board.

18. Defendant H.I.G. a Delaware limited liability company, and has its principal office at 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131. H.I.G. is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential, investing in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds.

19. Defendant Peak is a Delaware corporation with its headquarters located at 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131. Peak is an affiliate of H.I.G.

20. Defendant Merger Sub. is a Delaware corporation wholly-owned by Peak that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

21. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public shareholders of Comverge and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

22. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the Company’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of Comverge.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Comverge common stock and their successors in interest, except defendants and their affiliates (the “Class”).

26. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of March 9, 2012, Comverge has approximately 27.5 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)	Have Comverge, H.I.G., Peak, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

27. Comverge is a leading provider of intelligent energy management, or IEM, solutions that help utilities, commercial, industrial and residential consumers to use energy in a more effective and efficient manner. IEM solutions build upon demand response, enabling two-way communication between providers and consumers. All customer classes have the insight and control needed to optimize energy usage and meet peak demand. Beyond reducing the energy load, this approach reduces cost for the utility or grid operator and integrates other systems.

28. An article published on The Street on February 9, 2012 named Comverge as one of “5 Stocks Under $10 Set to Soar.” As a stock “trading within range of a major breakout,” the article stated:

If you take a look at the chart for Comverge, you’ll notice that this stock was hammered by the sellers from its October high of $2.49 to a recent low of $1.03 a share. After tapping that low, the stock rebounded sharply and has now started to uptrend toward its current price of $1.47 a share. During that uptrend, shares of COMV have started to make higher lows and higher highs, which is bullish price action.

Traders should now watch COMV for a breakout trade to trigger once it can manage to sustain a high-volume move and close above some near-term overhead resistance at $1.59 with high-volume. Look for volume on a move above that level that registers near or well above its three-month average action of 194,311shares. You can see on the chart that volume for the past two months has been tracking in extremely strong on the up days, which is bullish technical action.

29. The Company has been performing well recently and is positioned for tremendous growth. On March 15, 2012, the Company issued a press release announcing financial results for the fourth quarter and year ended December 31, 2011. The Company reported revenues for the year of $136.4 million, an increase of 14% compared to the year ended 2010. Adjusted EBITDA for the year was $0.8 million, compared with negative $8.5 million for the year ended 2010. “We had a strong finish to 2011, highlighted by our first international win with Eskom, the largest utility in Africa, continued adoption of our IntelliSOURCE platform, and growth across both our residential and commercial and industrial businesses,” commented defendant Young in the same press release. “With our recent new client wins, strong backlog, and improved cost structure, we believe that upon resolution of our capital needs, the company is well-positioned for growth and continued success in the energy management space.” (Emphasis added).

30. Although the Company was positioned for growth, the Company needed to immediately raise capital to help rid themselves of a bank credit line, some short-term debt and payables, and to finance future working capital expansion. As stated in the same March 15, 2012 press release:

As disclosed in the company’s Form 10-K filed in conjunction with this news release, Comverge management is actively exploring financing options to fund continuing operations. This includes restructuring of its current credit facilities and other strategic alternatives. Management and the Board of Directors are engaged in ongoing discussions with lenders, investors and potential strategic partners in an effort to appropriately capitalize the company.

Added Young, “Despite the strongest operational and financial performance in the company’s history, we still require capital to fund our operations, and the Board and management are working diligently on strategic alternatives for obtaining the required capital and financing.”

31. On March 15, 2012, Seeking Alpha published an article by Evans Capital that touted Comverge’s growth and strong potential for future profitability:

Comverge recently reported its fiscal year and fourth quarter 2011 earnings, which were the strongest operational and financial performance in the company’s history. Its 4th quarter, EPS were 18 cents a share compared to analysts’ estimates of break even. Fourth quarter revenue was just $36.7 million versus analyst estimates of $38.8 million. Despite this, the company still guided up 2012 revenue to $145 million- $170 million, compared to current estimates of $154.6 million. Comverge’s fiscal year 2011 revenue was $136 million, so if I take the average of its guidance, Comverge is expecting revenue growth of 15% year over year.

I am expecting Comverge’s guidance to be conservative because its commercial & industrial business grew a remarkable 130% year over year this past year. This tells me its Intellisource platform technology is being more accepted by utilities and in my opinion will become a necessity. Comverge now has 22 utilities using Intelisource to manage their Demand Response programs. This past December, Comverge received a $27 million contract with South African utility Eskom, the largest utility company in Africa.

OK, everything sounds great with this company; it is growing revenues and EPS and it owns an emerging technology that helps with the smart grid. Where is the caveat? The company needs to raise capital to help rid themselves of a bank credit line, some short-term debt and payables, and to finance future working capital expansion. This is an immediate need for the company, and as management mentions in the company’s 4th quarter release, the board is working diligently on strategic alternatives for obtaining the required capital and financing. Numerous private institutions have been acquiring the company’s stock over the past couple of months and I am expecting Comverge to acquire financing through a private equity partner.

Comverge’s stock price is up 30% year to date. And institutional ownership has increased. Due to the growing market of the smart grid, I believe Comverge is set to surge into profitability and generate strong earnings growth for years to come. Every weak moment in the stock price is, in my opinion, a great entry point.

32. On March 19, 2012, just one week before Comverge announced the merger with H.I.G., analyst Sean K.F. Hannan of Needham & Company (“Hannan”) reiterated a “Buy” on Comverge. Specifically, Hannan stated:

We believe COMV has made solid traction with its cost reduction efforts, and the next 2 years should also deliver solid double-digit top-line growth. Further positives should come through leverage on a more manageable cost structure (in addition to likelihood of further cost controls) that looks poised to drive solid EBITDA (with healthy opportunity for upside, in our view). We acknowledge the Grace Bay covenant non-compliance is a setback, but we believe the impact to be largely limited to 1Q results. Also, while a capital raise is still required to support ongoing operations (and ahead of next PJM-N/R auction), we are optimistic that COMV is moving closer to securing adequate funding.

33. In a press release dated March 26, 2012, the Company announced that it had entered into the Merger Agreement with H.I.G. pursuant to which H.I.G., through Peak and Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $1.75 per share.

34. Given the Company’s recent strong performance and its positioning for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

35. H.I.G. is seeking to acquire Comverge at the most opportune time, a time when the Company is performing well and is positioned for tremendous growth. H.I.G. is using the Company’s immediate capital needs to snatch Comverge at an unfair price to the detriment and at the expense of the Company’s public shareholders.

36. In addition, the Proposed Transaction is a 7% discount compared to $1.88 closing price of Comverge stock on March 23, 2012, the last trading day prior to the announcement of the Proposed Transaction.

37. Comverge stock had been trading well in excess of the Proposed Transaction offer price of $1.75 until October 2011. In fact, as recently as March 23, 2012, Comverge’s stock closed at $1.81 per share.

38. Further, according to Yahoo! Finance, at least one Wall Street analyst had a price target of $8.65 per share before the Proposed Transaction was announced. Out of six brokers, the mean price target was $3.23, and the low target was $1.75, the price offered by H.I.G.

39. Indeed, an article on The Street dated March 26, 2012, noted that the “takeover price falls well below analyst estimates of the company’s worth….” The article went on to state:

[A]nalysts gave the Norcross, Ga- based company a value far higher than the $1.75 takeout price, even after accounting for Comverge’s liquidity strains. The takeover price falls well below the $2.35 share value for Comverge that analyst polled by Bloomberg give the company. Meanwhile, in early Monday trading, Comverge’s shares were trading in line with offer price after a halt related to the deal news.

* * *

Comverge’s private equity investors may be targeting a continued focus by federal regulators on promoting energy efficient “smart” power grids. Last March, Comverge shares surged after the Federal Energy Regulatory Commission smart grid rules that could eventually aid sellers of energy efficient metering and data like Comverge and EnerNoc.

40. In a March 26, 2012 article on Street Insider, analyst Craig Irwin of Wedbush called the $1.75 price a “disappointing valuation” and stated:

Comverge (Nasdaq: COMV) entered into an agreement to be acquired by HIG Capital for $49 million in cash, or $1.75 per share, with a 30-day period to obtain competing proposals from other parties. While we believe there is significant interest in Comverge’s assets, we view the offer at 0.82 times the company’s 2012 consensus forecast gross profit of $60.2 million as a disappointing valuation.

Further, analyst Sean K.F. Hannan of Needham & Company called the $1.75 price a “low-ball” offer.

41. A March 27, 2012 article on The Deal noted that analysts believe that some shareholders will be disappointed with the offer: “H.I.G.’s price is ‘lower than would have been expected, so I don’t think shareholders will be pleased,’ said Ben Schuman, an analyst with Pacific Crest Securities.”

42. Accordingly, the Proposed Transaction consideration is inadequate. The Board failed to maximize value, but rather entered into the Proposed Transaction for the purpose of hastily satisfying the Company’s capital needs without adequately considering the interests of the Company’s public shareholders.

43. In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

44. Section 7.5(a) of the Merger Agreement contains a limited “go-shop” provision that allows the Company to solicit acquisition proposals from other parties only until April 26, 2012. The Company and its representatives may continue discussions for an additional ten days after the go-shop period with respect to any third party that has made an acquisition proposal during the go-shop period. Otherwise, come April 26, 2012, the Company will become subject to strict “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and enter into, engage in and maintain discussions or negotiations with third parties regarding alternative acquisition proposals.

45. Pursuant to Section 7.5(f) of the Merger Agreement, should a bidder submit a competing proposal, the Company must notify H.I.G. of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the offer is superior, before the Company can terminate the Merger Agreement with H.I.G. in order to enter into the competing proposal, it must grant H.I.G. three business days in which the Company must negotiate in good faith with H.I.G. (if H.I.G. so desires) and allow H.I.G. to amend the terms of the Merger Agreement to make a counter-offer so that the other proposal is no longer a superior proposal. In other words, the Merger Agreement gives H.I.G. access to any rival bidder’s information and allows H.I.G. a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor H.I.G. and piggy-back upon the due diligence of the foreclosed second bidder.

46. The Merger Agreement also provides that a termination fee of $1,206,444 must be paid to H.I.G. by Comverge if the Company enters into a definitive agreement with a superior bidder during the go-shop period, and $1,930,310 if the offer is pursued after the go-shop period has ended, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

47. H.I.G. is also the beneficiary of a “Top-Up” provision that ensures that H.I.G. gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if H.I.G. receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event H.I.G. fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants H.I.G. an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

48. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

49. Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

50. Plaintiff repeats all previous allegations as if set forth in full herein.

51. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Comverge and have acted to put their personal interests ahead of the interests of Comverge shareholders.

52. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company, which imposes heightened fiduciary responsibilities to maximize Comverge’s value for the benefit of the shareholders and requires enhanced scrutiny by the Court.

53. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Comverge because, among other reasons:

(a) they failed to take steps to maximize the value of Comverge to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Comverge; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

54. As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Comverge’s assets and will be prevented from benefiting from a value-maximizing transaction.

55. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

56. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Comverge, H.I.G., Peak and Merger Sub)

57. Plaintiff repeats all previous allegations as if set forth in full herein.

58. As alleged in more detail above, defendants Comverge, H.I.G., Peak, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

59. As a result, plaintiff and the Class members are being harmed.

60. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying plaintiff as Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

(D) directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F) granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: March 29, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP
Joseph Levi
Shannon L. Hopkins
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171